File No. 82-4861

(Translation)

March 24, 2006

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Changes of Executive Officers

Noticed is hereby given that MegaChips Corporation (the "Company") and its consolidated subsidiaries, MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc., at the meetings of their respective Boards of Directors held on March 24, 2006, resolved to make a personnel change of the Company and a change of Director and executive officers of the consolidated subsidiaries, respectively, as described below:

Description

1. Personnel Changes

(1) MegaChips Corporation (as of March 24, 2006):

New Title	Name	Previous Title
Senior Manager (resident in Shanghai) of the Company, and President and Representative of Representative Office in Shanghai of MegaChips (Hong Kong) Limited	Yoshitoshi Hirabayashi	Senior Manager (resident in Shanghai) of the Company and Representative of Representative Office in Shanghai, MegaChips (Hong Kong) Limited

(2) MegaChips LSI Solutions Inc. (as of March 24, 2006):

New Title	Name	Previous Title
Executive Officer	Keizo Higuchi	Senior Manager